UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

014339105

(CUSIP Number)

Redmile Group, LLC
Jeremy C. Green
One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129
Attention: Legal Department
(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339105

1.	NAMES OF REPORTING PERSON Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,807,876 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,807,876 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,807,876 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IA,OO

CUSIP No. 014339105

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of footnote (2) below.

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the "Common Stock") that may be deemed to be beneficially owned by the Reporting Persons (as defined below) is comprised of the following: (i) 1,062,676 shares of Common Stock and 46,596 shares of the Issuer's non-voting Class A-1 Convertible Preferred Stock ("Class A-1 Preferred Stock") held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 204,772 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund II, Ltd., (iii) 154,403 shares of Common Stock and 7,594 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 2,129,754 shares of Common Stock and 95,210 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund, Ltd., (v) 47,400 shares of Common Stock and 112,847 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 258,249 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 434,439 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the "Certificate of Designation"), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The "Beneficial Ownership Limitation" is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. The 6,807,876 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 67,844,820 shares of Common Stock issued and outstanding as of February 21, 2018, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission ("SEC") on February 26, 2018 (the "Form 10-K"), plus 302,110 shares of Common Stock issuable upon conversion of 30,211 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of February 21, 2018.

CUSIP No. 014339105

1.	NAMES OF REPORTING PERSON Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,807,876 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,807,876 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,807,876 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 014339105

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of footnote (2) below.

(2) The aggregate amount of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is comprised of the following: (i) 1,062,676 shares of Common Stock and 46,596 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 204,772 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund II, Ltd., (iii) 154,403 shares of Common Stock and 7,594 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 2,129,754 shares of Common Stock and 95,210 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund, Ltd., (v) 47,400 shares of Common Stock and 112,847 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 258,249 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 434,439 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The 6,807,876 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 67,844,820 shares of Common Stock issued and outstanding as of February 21, 2018, as reported by the Issuer in the Form 10-K, plus 302,110 shares of Common Stock issuable upon conversion of 30,211 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of February 21, 2018.

CUSIP No. 014339105

This amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on the Schedule 13D filed with the SEC on March 23, 2018 (the "Original Schedule 13D"), by Redmile Group, LLC, a Delaware limited liability company ("Redmile"), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the "Reporting Persons") relating to the Common Stock of Alder BioPharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

On April 25, 2018, the Issuer's Board of Directors appointed Jeremy C. Green to serve as a Class III director to serve until the Issuer's 2020 Annual Meeting of Stockholders and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Green's appointment to the Issuer's Board of Directors, Mr. Green and the Issuer entered into an Indemnity Agreement in the same form as the Issuer's standard form of indemnity agreement with its other directors.

In addition, Mr. Green is entitled to cash and equity compensation pursuant to the Issuer's non-employee director compensation policy (the "Policy"). Pursuant to the Policy, Mr. Green is entitled to receive an annual base cash retainer of $40,000 to be paid monthly. If Mr. Green serves on any committees of the Issuer's Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairman), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairman), and $3,500 annually for serving on the nominating and corporate governance committee ($7,000 annually for the chairman). Mr. Green has also been appointed to serve as a member of the Nominating and Corporate Governance Committee of the Issuer's Board of Directors and is entitled to receive an annual retainer of $7,500 in accordance with the Policy.

Upon his appointment to the Issuer's Board of Directors, Mr. Green received an option to purchase 30,000 shares of the Issuer's common stock at an exercise price of $13.20. One-third of the shares subject to the stock option will vest on each one-year anniversary of the date of grant, subject in each case to Mr. Green's continued service to the Issuer through each such vesting date, and all of the shares subject to the option will vest in full upon a change in control. Pursuant to the Policy, Mr. Green will also be entitled to receive an option to purchase 15,000 shares of the Issuer's common stock on the date of each annual stockholder meeting of the Issuer, which option will vest on the date of the following annual stockholder meeting of the Issuer.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Green in connection with his service on the Issuer's Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Green will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Green disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Green is the beneficial owner of such securities for any purpose. Redmile disclaims beneficial ownership of all such securities except to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Redmile is the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Green receives in connection with his service on the Issuer's Board of Directors will be paid by the Issuer directly to Redmile.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

In connection with Mr. Green's appointment to the Issuer's Board of Directors, on April 25, 2018, Mr. Green and the Issuer entered into an Indemnity Agreement in the same form as the Issuer's standard form of indemnity agreement with its other directors.

In addition, Mr. Green is entitled to cash and equity compensation pursuant to the Policy. Pursuant to the Policy, Mr. Green is entitled to receive an annual base cash retainer of $40,000 to be paid monthly. If Mr. Green serves on any committees of the Issuer's Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairman), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairman), and $3,500 annually for serving on the nominating and corporate governance committee ($7,000 annually for the chairman). Mr. Green has also been appointed to serve as a member of the Nominating and Corporate Governance Committee of the Issuer's Board of Directors and will receive an annual retainer of $7,500 in accordance with the Policy.

Upon his appointment to the Issuer's Board of Directors, Mr. Green received an option to purchase 30,000 shares of the Issuer's common stock at an exercise price of $13.20. One-third of the shares subject to the stock option will vest on each one-year anniversary of the date of grant, subject in each case to Mr. Green's continued service to the Issuer through each such vesting date, and all of the shares subject to the option will vest in full upon a change in control. Pursuant to the Policy, Mr. Green will also be entitled to receive an option to purchase 15,000 shares of the Issuer's common stock on the date of each annual stockholder meeting of the Issuer, which option will vest on the date of the following annual stockholder meeting of the Issuer.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Green in connection with his service on the Issuer's Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Green will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Green disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Green is the beneficial owner of such securities for any purpose. Redmile disclaims beneficial ownership of all such securities except to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Redmile is the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Green receives in connection with his service on the Issuer's Board of Directors will be paid by the Issuer directly to Redmile.

CUSIP No. 014339105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2018

REDMILE GROUP, LLC

/s/ Jeremy C. Green Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green JEREMY C. GREEN

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 99.1*	Joint Filing Agreement, dated as of March 23, 2018, between Redmile Group, LLC and Jeremy C. Green.
Exhibit 99.2*

Preferred Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated January 7, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 11, 2018).

Exhibit 99.3*

Registration Rights Agreement by and between Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated January 12, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.4*

Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock of Alder BioPharmaceuticals, Inc., dated January 12, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.5*

Base Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.6*	First Supplemental Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (including the form of 2.50% convertible senior notes due 2025) (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on February 1, 2018).

*Previously filed.